

PITCH VIDEO   INVESTOR PANEL

INVEST IN **SEN-JAM PHARMACEUTICAL**

Impacting billions by fighting inflammation at the source


sen-jam.com   Huntington, New York   🐦 in 🅕 📷

| Technology | Notable Angel | Female Founder |
| B2B | Healthcare |

Highlights

VC-Backed
Raised $250K or more from a venture firm

1. INVEST NOW: Sprint to $3M Fractional Royalty Right special limited incentive https://bit.ly/4cKpnPY

2. $730M+ in exits by leadership team from MIT, Harvard, Mayo Clinic & Memorial Sloan Kettering

3. Over 60 global patents granted and pending

(4) Portfolio of 11 assets, 4 of which are at or near pivotal Phase 2 clinical trials

(5) Partnerships with National Institute of Drug Abuse, People Science & Duke University

(6) Biggest advance tackling inflammation since aspirin was invented 125 years ago

(7) Backed by corporate venture partner KVK-Tech

(8) $217B addressable market across multiple common therapeutic applications

Our Team



Jim Iversen   Co-Founder, CEO

Serial entrepreneur and innovative disruptor. 5 exits at $80M. Scaled companies from 0-160 employees and to $50M revenue at W&H Systems, Mincron, and AL Systems. Seasoned CEO and global humanitarian. BS Mechanical Engineering.

> We are on a mission to revolutionize not just the way we treat pain, but the way the business of pain relief treats humanity. We love the idea: Pharma for the People. Our products treat at the source; preventing symptoms vs. masking them as most therapies do today. And our products are safe & highly affordable. And that's just good for all of us.



Jackie Iversen   Co-Founder, Head of Clinical Development

Pharmacist & clinical research expert in pharmacokinetics & pain management. Leading clinical pain educator. Cited in 20+ scientific publications including Pharmacy Times. Memorial Sloan Kettering Fellow. BS Pharmacy, MS Pharmacy, St. John's University.



Thomas Dahl, PhD   Head of Product Development and Regulatory Affairs

Pharmaceutical clinical development and regulatory expert. Former biotech/pharmaceutical executive at Synta, ViuRX, Arietis, Greatbrook Biotech. Exit to (insert name). Biochemistry & Biology PhD, John Hopkins University.



Christine Leonard   Head of Strategic Communications

Seasoned communications executive. Award-winning experience leading strategic communications for Fortune 500 companies, including pharma companies AstraZeneca, Teva, Sanofi, & CVS Health & Fidelity Investments, Coca Cola, Disney. BA Philosophy



Neal Zahn Director of Global Licensing

Global business pioneer. Veteran leading pharmaceutical business development and strategic partnerships. Ex-Triova Pharmaceutical, ArdorCor. BS Business Administration.



Alexander Wissner-Gross Advisor

Award-winning computer scientist, entrepreneur, Harvard professor, startup advisor & investor. 28 major distinctions, 23 authored publications, & 24 patents. Triple-major Physics, Electrical Engineering & Mathematics BS, MIT. Physics PhD, Harvard.

Why Sen-Jam?



Sen-Jam is on a mission to change the way the world treats inflammation, and how the pharmaceutical business treats humanity.

Developed by a visionary pharmacist and research fellow from Memorial Sloan Kettering, Sen-Jam's multi-patented approach to treating inflammation is arguably the biggest pharmacological advancement since aspirin was invented 125 years ago. By repurposing FDA-approved small molecules, we are bringing innovative, proprietary, and potent anti-inflammatory products to market in record time.

80% of all major human diseases are a result of inflammation, and billions of people are suffering every day. With Sen-Jam's portfolio of 11 assets, 3 of which are at or near critical Phase 2 clinical trials, we're ushering in a new dawn for human health preservation and longevity.

INFLAMMATION IS KILLING US

Inflammation is a growing, deadly, and ever-costly problem that plagues humankind. It's the hidden culprit behind diabetes, cancer, alcohol hangovers, respiratory infections, arthritis, and more.



3 OUT OF EVERY 5 DEATHS WORLDWIDE
are due to chronic inflammatory diseases including heart disease, obesity, respiratory infections, etc.



150 MILLION AMERICANS suffer from chronic inflammation.

In the US alone, 150M Americans suffer from chronic inflammation. And the cost is high: over the last 4 years, Americans have lost 3 years in life expectancy — far more than comparable countries. COVID-19 and drug overdoses, both conditions that are linked to inflammation, are the biggest contributors to this decline.



Opioid overdose is particularly problematic, and tragic. 30% of the 10-15M Americans who are prescribed opioids to manage chronic pain are diagnosed with opioid use disorder. Every 7 minutes, someone dies from an opioid overdose. The number one reason patients remain addicted is because

withdrawal causes painful inflammation in the body, and the pain is far too great to endure.


TODAY'S ANTI-INFLAMMATORIES ARE FAILING US
POOR EFFICACY
NEGATIVE SIDE EFFECTS
TOXIC
HIGH COSTS
ONLY ADDRESS SYMPTOMS
FAIL TO STOP DISEASE PROGRESSION

INFLAMMATION IS THE ROOT CAUSE OF DISEASE...NOT A CONSEQUENCE OF IT

Sen-Jam is built on the revolutionary insight of Sen-Jam co-founder and visionary pharmacist, Jackie Iverson Rph MS. After working relentlessly with the Sloan Kettering Memorial Hospital at a Pain Management Fellowship, Jackie realized: **Why are we treating inflammation so late, when we have the means to prevent it in the first place?** And from this powerful insight, the SJP platform was born.

The problem with today's healthcare system is that we are treating inflammation too late. Unchecked inflammation leads to disease progression and ultimately death.

SEN-JAM IS REVOLUTIONIZING THE WAY THE WORLD TREATS INFLAMMATION

Sen-Jam is a biotech company on a mission to repurpose small molecules to develop safe, efficacious, and non-toxic anti-inflammatories. Compared to current alternatives, our assets* are more potent, have fewer side effects, and can prevent, rather than just mask, inflammation. Since these molecules are already being used in medications for different uses, the path to clinical trials is much quicker.

**An asset is a potential drug, or therapeutic, that is undergoing clinical trials to reach regulatory approval.*

OUR PORTFOLIO OF 12 LICENSABLE ASSETS IS PROTECTED BY 60+ PATENTS IN 21 COUNTRIES

TARGETING 7 COMMON AILMENTS:


Alcohol hangovers
01
Opioid use
02
Respiratory infections
03
Coronaviruses
04
Arthritis
05
Vaccine side effects
06
Premature aging
07
INFLAMMATION IS THE ROOT CAUSE OF ALL OF THESE CONDITIONS

3 ASSETS ARE AT OR NEARING PIVOTAL PHASE 2 CLINICAL TRIALS

While Phase 1 trials are focused on safety and finding the appropriate dose, Phase 2 trials are a pivotal step in ensuring that a drug is effective for its intended use, guiding resource allocation and development strategies in pharmaceutical research.

Three of our assets are at this critical stage, and we've identified key partnerships to help us execute the trials including KVK Tech as our manufacturing partner, People Science as our virtual trials partner, and Duke University as our in-person trials partner.


Discovery
Screening
Preclinical
Phase 1
Phase 2
Phase 3
Clinical & Commercial Partnerships
COVID-19
SJP-002C SARS-CoV-2-Mild to Moderate infection - Oral
Rx
DUKE NUS
Duke University School of Medicine
KVK TECH
Alcohol Hangover
SJP-001 Alcohol Hangover Prevention - Oral
OTC
KVK TECH
Opioid Use Disorder
SJP-005 Opioid Withdrawal - Oral
Rx
PeopleScience
Other 9 Pipeline Products*
OTC//Rx

Let's take a closer look at two of these lead assets and the positive impact they can have on human health:

#1 Adverse effects of Alcohol/Hangover

Consuming alcohol creates an inflammatory response. We believe we're developing what could be the first hangover cure approved by the FDA. Watch the video below to learn more about our SJP-001 asset.

#2 Opioid withdrawal

We are developing a first-of-it-kind therapeutic to support opioid withdrawal by regulating the inflammation it causes in the body. Watch the video below to learn about this innovation that has the potential to change millions of lives.

Our product would be the very first of its kind to help alleviate this excruciating process. And the medical community agrees. See the letter below from a doctor facilitating our Phase 1 trials.



New product for unmet need

Houcks Road Family Practice

100 South Houcks Road
Harrisburg, PA 17109
Phone (717) 545-9625
Fax (717) 545-4773

Paul D. Williams, D.O., FAAFP

August 27, 2020

Jim Iverson, CEO
Sen-Jam Pharmaceutical
223 Wall Street, #130
Huntington, NY 11743

Dear Mr. Iverson:

Thank you very much for sharing with the recent data from Sen-Jam Pharmaceutical concerning the preliminary safety and efficacy of your compound SJP-005 on an animal model of morphine withdrawal symptoms and wholeheartedly support your application for RFA-DA-19-019, HEAL Initiative: America's Startups and Small Business Build Technologies to Stop the Opioid Crisis.

As a practicing physician with over 5 years of experience treating patients with opioid use disorder one of my frustrations with currently approved medications is that while there are good medications used to support someone in recovery, there is currently NO FDA approved medications to deal with opiate withdrawal. If I ask any of my patients – they will be the first to tell anyone that withdrawal is the worse part of opiate addiction and they will do almost anything to prevent withdrawal your compound potentially represents the first drug to address withdrawal symptoms.

I hope the NIH reviewers see the value in this drug compound and consider favorable your request for funding in order to further demonstrate the safety and efficacy. I would also be interested in recruiting patients for any eventual clinical study and presenting your study to the American Academy of Family Physicians research network for possible large scale clinical trial.

Sincerely,

Paul D. Williams, D.O.

*"While there are good medications used to support someone in recovery, **there is current NO FDA approved medications to deal with opiate withdrawal.**"*

*"If I ask any of my patients – they will be the first to tell anyone that withdrawal is the worst part of opiate addiction and they will do anything to prevent withdrawal. **Your compound potentially represents the first drug to address withdrawal symptoms.**"*

SEN-JAM

WE PREVENT DISEASE FORMATION BY TREATING INFLAMMATION AT THE SOURCE

The common thread across Sen-Jam's portfolio is that we treat inflammation at the source, thereby preventing or stopping disease progression. The impact this can have on the 1B+ people who are suffering or will suffer from inflammatory conditions is truly staggering.

PROTECTION + PRESERVATION
TREATING THE SOURCE of Inflammation
S-J
Majority of Therapeutics Work Here
MITIGATION + DETERIORATION
TREATING THE SYMPTOM of Injury + disease
Healthy Tissue
Injury
Tissue Damage
INFLAMMATION OVER TIME

Our approach is based on a mechanism of action (MOA) that prevents acute inflammation from becoming chronic by modulating four key cytokines. "Cytokine storms" came to the mainstream during the COVID-19 pandemic,

this is exactly what Sen-Jam's platform is preventing. In essence, our therapeutics are the first to reduce the rate at which mast cells – human immune system cells – release proteins that cause inflammation.



MODULATING 4 KEY CYTOKINES TO REDUCE INFLAMMATION
TOXINS
CORONAVIRUS
ALCOHOL
VACCINES
OPIOIDS
Our platform safely, effectively reduces the release of these four key pro-inflammatory cytokines
Mast Cell MODULATED
4 Cytokines
IL-1
IL-6
TNF
NF-kB
Allergies
Pain
Metabolic system + GI
Lungs
Heart
Brain
REDUCTION OF INFLAMMATION
YIELDING PROTECTION AGAINST INJURY + PREVENTION OF PREMATURE AGING



PREVENTING DISEASE PROGRESSION BY REGULATING THE IMMUNE SYSTEM
Inflammation
Acute Inflammation
SJP-001 TX
SJP-002 TX
SJP-002C TX
SJP-005 TX
Alcohol hangover
Common Cold
COVID/URI Infection
Opioid Withdrawal
homeostasis
With acute conditions, SJP prevents escalated inflammation that leads to tissue damage while shortening the symptomatic period so recovery is swifter
Immunosuppression
Chronic Inflammation
Years of chronic inflammation leads to autoimmune disease
Monoclonal Antibody and Steroids
Quell Inflammation but also severely suppress the immune system
Low grade chronic inflammation
SJP PLATFORM
mitigates runaway inflammation
Early detection with inflammatory biomarkers allows low-grade inflammation to be treated before advancing to immune dysregulation and the need for immunosuppressing therapeutics

THE INTERNATIONAL RESEARCH COMMUNITY IS VALIDATING OUR APPROACH

Countless articles in the scientific community as well as mainstream healthcare articles are now pointing to the value of understanding inflammation is the root of tissue damage and disease. In addition, we've published 9 papers in the following scientific journals:

- A Comparison of the Antinociceptive Properties of SJP-005 Morphine in Rats
- Preparedness: The Potential Advantage of Medicines That Prevent Acute Side Effects of Vaccinations, SARS-Co-V-2 as an Example
- Efficacy of Naproxen/Fexofenadine (SJP-003) in the Prevention of Side Effects of Influenza Vaccination: Four Case Studies
- Signatures of mast cell activation are associated with severe COVID-19 Ashley St John
- In Vitro Assessment of the Antiviral Activity of Ketotifen, Indomethacin and Naproxen, Alone and in Combination, against SARS-Co-V-2 Iversen
- Functional observation after morphine withdrawal: effects of SJP-005
- The Effects of SJP-001 on Alcohol Hangover Severity: A Pilot Study
- The Efficacy of the Combination of Naproxen and Fexofenadine (SJP-003) to Prevent or Reduce side effects on Multiple Travel Vaccines: A Case Report
- The efficacy of a combination of naproxen and fexofenadine (SJP – 002) to inhibit the symptoms that are associated with viral upper respiratory tract infection: Four case reports of individuals with common cold

BUILT BY SERIAL ENTREPRENEURS, PHARMACISTS, AND PHDS FROM THE WORLD'S TOP RESEARCH & MEDICAL INSTITUTIONS

THE GOOD KARMA PHARMA PEOPLE
JACKIE IVERSEN, RPH MS
Co-Founder, Chief Clinical Officer
Visionary Pharmacist
JIM IVERSEN
Co-Founder, CEO
Business Transformer
TOM DAHL, PHD
Head of Regulatory Affairs
Regulatory Expert
NEAL ZAHN
Director of Global Licensing
Global Operator
CHRISTINE LEONARD
Director of Communications
Corporate Strategist
ALEXANDER GROSS, PHD
Advisor
Futurist, Physicist, Advisor
JORIS VERSTER, PHD
Scientific Advisory Board
International Clinical Expert
FRANCIS FARRAYE, MD, MSC
Scientific Advisory Board
Physician + GI Thought Leader
ANDREW SCHOLEY, PHD
Scientific Advisory Board
Brain and Mental Health Expert
GARY ZAMMIT, PHD
Scientific Advisory Board
Expert Drug Developer

   

  

We are passionate innovators, disrupting the status quo and striving to improve the lives of 1B+ people. Our team of scientific advisors have decades of experience at world-renowned institutions such as the Mayo Clinic, Boston Medical Clinic, Harvard School of Public Health, and Cornell University. They are published Ivy League doctors who are solving the world's toughest health challenges. We believe in our platform and the opportunity to have a massive impact to change the world for good, which is why we affectionately refer to ourselves as "the Good Karma Pharma People."

We are raising capital to execute Phase 2 clinical trials for our three lead assets, as well as to prove to our potential partners and institutional investors that our platform is something consumers want.

CAPTURING A MASSIVE $217B GLOBAL MARKET OPPORTUNITY

Sen-Jam is creating a new category in the **$1.48T pharmaceutical industry** by focusing on preventing disease caused by inflammation, instead of treatment. The current global market for anti-inflammatory drugs, **valued at $111B and growing at a CAGR of 9.3%**, only includes solutions that treat symptoms. We estimate we can capture a larger **$217B opportunity** across the myriad of conditions that have inflammation as the root cause.



Protection against premature aging
$72.8B

Arthritis
$62B

Alcohol hangover
$3.3B

Vaccine effect mitigation
$5.0B

Respiratory infections
$44.8B

Opioid use disorder
$2.8B

COVID therapeutics
$26B

Source, Source, Source, Source, Source, Source Source

ON TRACK TO $260M IN REVENUE BY 2028 VIA LICENSING & SALES OF ASSETS

REVENUE PROJECTIONS FROM LEAD ASSET LICENSES

Legend:
- Premature Aging (Rx//OTC)
- Opioid Withdrawal (Rx)
- Vaccine Administration (OTC)
- Upper Respiratory Infection (Rx)
- Upper Respiratory Infection (OTC)
- Alcohol Adverse Effects (OTC)

Note: License Revenue based on Upfront. Milestone, and Royalty payments in countries where IP has been field.
Royalty payments begin based on 12%
NOTE: Forward looking projections cannot be guaranteed

We earn revenue by licensing our intellectual property. The 11 assets in our platform, which are protected by 60 patents, can be licensed individually. Our entire platform can also be licensed or acquired at Phase 2 trials. Licenses typically include an upfront payment in addition to milestone payments and royalty payments.

Major pharmaceutical manufacturers constantly seek out platforms or licensable assets to leverage existing R&D and intellectual property. Our platform is particularly compelling because we've derisked a lot of the regulatory hurdles since we are repurposing small molecules that are already in use today. With the right partners, we can access major distribution channels and get our products to market faster, providing a return to both humanity and our investors.



If you share our conviction that we can change the world by fighting inflammation and want to join us in building pharma *for* the people, we sincerely hope you will invest in Sen-Jam.

Once we modulate inflammation at the source, Sen-Jam will have proven our power to prevent disease progression and, by extension, increase healthspan vitality.

Just imagine what a few more years of living with vitality will bring to your life, to your loved ones, and to billions of people all over the world who can benefit from Sen-Jam's transformative approach to health. Watch the video below to learn more about our vision.

Join the health revolution! We're changing the way the world treats inflammation and the way the pharma industry treats humanity. Invest today.